Exhibit 99.61

Solaris Provides Disclosure Clarifications

March 13, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is issuing the following news release as a result of a continuous disclosure review by the British Columbia Securities Commission.

The Company has disclosed in its technical report with an effective date of April 1, 2022, certain Company press releases, and in its corporate presentation both a mineral resource estimate for the greater Warintza project and a mineral resource estimate for an indicative starter pit at the Warintza project. CIM Best Practices state that there can only be one mineral resource on a project. The Company is therefore required to select one of these mineral resource estimates as its mineral resource estimate for the Warintza project. On this basis, the Company is retracting its disclosure of a mineral resource estimate for its indicative starter pit and confirms its mineral resource estimate at the Warintza Project is the unchanged mineral resource estimate for the greater Warintza project, with Indicated mineral resources of 579 million tonnes (“Mt”) at 0.59% copper equivalent (“CuEq”) and Inferred mineral resources of 887 Mt at 0.47% CuEq above a 0.3% CuEq cut-off grade at an effective date of April 1, 2022 (the “MRE”). Copper equivalent assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork, and metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au. The CuEq formula used is: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t). The Company will file an amended technical report as soon as practicable with disclosure relating to the indicative starter pit removed from such disclosure.

The Company has disclosed in its corporate presentation historical district estimates, historical estimates at adjacent properties and potential future results for the property. This disclosure is restricted as it is not categorized as an inferred mineral resource, an indicated mineral resource, a measured mineral resource, a probable mineral reserve, or a proven mineral reserve. The Company has also made certain disclosure in its corporate presentation regarding potential economic results for the property and consensus analyst estimates for the MRE. Disclosure of gross values of a mineral resource estimate is restricted. The Company is retracting the foregoing disclosure noted in this paragraph and confirms it has not completed an economic assessment at the project.

The Company has disclosed in its corporate presentation information regarding adjacent and regional properties. This could be misleading if readers infer that the Company will achieve similar results at its own property. The Company would like to clarify that readers should not infer that the Company will obtain similar results at its own property.

Qualified Person

The MRE was prepared and the scientific and technical information in this news release related to the MRE was approved by Independent Qualified Person, Mario E. Rossi, FAusIMM, SME, IAMG, Principal Geostatistician of Geosystems International Inc (“GSI”). Mr. Rossi is a qualified person pursuant to NI 43- 101 and is independent of Solaris under Section 1.5 of NI 43-101. Mr. Rossi has over 30 years of experience in mining and geostatistics, mineral resource and reserves estimation, audits and reviews in over 100 mining projects at various stages of development and operation. GSI is an independent, international mining consulting practice offering services specializing in porphyry deposits from exploration through feasibility, mine planning, and production.

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Resource Estimation Methodology and Parameters

Indicated mineral resources were defined where the nominal drill hole spacing is 120m. The classification reflects not only the drill spacing, but the confidence level in the continuity of the grade and the geometry of the deposit. Inferred mineral resources were defined by blocks which were estimated with less stringent requirements within search ellipses defined for each domain to a maximum distance of 350m. Resources include grade capping and internal dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m. The Indicated and Inferred mineral resources are classified in a manner that is consistent with the May 10, 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Mr. Rossi verified the data disclosed, including sampling, analytical, and test data underlying the information included in this news release for which such qualified person is responsible, by personally inspecting the drill core used in the disclosure and performing a number of checks to confirm the accuracy of such data. In addition, Mr. Rossi reviewed the QA/QC reports from the Company’s drill programs and noted that there were no issues that arose which would affect confidence with the assay data. Mr. Rossi considers the sampling method appropriate for the deposit type, adequate security and QA/QC measures were maintained, and samples are representative of the existing mineralization.

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”

President & CEO, Director

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For Further Information

Jacqueline Wagenaar, VP Investor Relations

Direct: 416-366-5678 Ext. 203

Email: jwagenaar@solarisresources.com

About Solaris Resources

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding filing of an amended technical report. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about potential quantity and that further exploration will define a mineral resource at this target. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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